UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K/A

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2023

Commission File Number: 001-41480

Starbox Group Holdings Ltd.

VO2-03-07, Velocity Office 2, Lingkaran SV, Sunway Velocity, 55100

Kuala Lumpur, Malaysia

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Explanatory Note

Starbox Group Holdings Ltd. (the “Company”) is furnishing this Amendment on Form 6-K/A (this “Amendment”) to the Company’s report of foreign private issuer on Form 6-K furnished on October 5, 2023 (the “Original 6-K”), solely to amend the exhibit index to add the Consent of Mourant Ozannes (Cayman) LLP as Exhibit 23.1. Accordingly, this Amendment consists only of the facing page, this explanatory note, and the exhibit index, and is not intended to amend or delete any part of Original 6-K except as specifically noted herein.

Exhibits

Exhibit No.	Description
5.1*	Legal Opinion of Mourant Ozannes (Cayman) LLP
10.1*	Sales Agreement by and between Starbox Group Holdings Ltd. and A.G.P/Alliance Global Partners
23.1*	Consent of Mourant Ozannes (Cayman) LLP (included in Exhibit 5.1)

* Previously filed

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Starbox Group Holdings Ltd.

Date: October 11, 2023	By:	/s/ Lee Choon Wooi
	Name:	Lee Choon Wooi
	Title:	Chief Executive Officer